7,500,000 Shares

Common Stock, Par Value $.01 Per Share

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

To the holders of Capital One Financial Corporation common stock:

We are pleased to send you this Prospectus describing our Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The Plan provides you with a simple and convenient method to purchase additional shares of Capital One common stock.

Significant Plan Features

•	Automatically reinvest your cash dividends to purchase additional shares of Capital One common stock.

•	Purchase additional shares through monthly optional cash investments of $50 to $10,000. We may permit greater optional cash investments.

•	Generally, no processing fees or service fees for purchases under the Plan.

•	Participate if you hold shares either in your name or through a broker or nominee.

•	Receive regular statements of your account to simplify your recordkeeping.

This Prospectus contains complete information in an easy-to-read, question-and-answer format, and we urge you to read it carefully. You should keep this Prospectus for future reference.

Your participation is entirely voluntary, and you may begin or discontinue your participation at any time.

Capital One Financial Corporation’s common stock is listed on the New York Stock Exchange under the symbol “COF”.

Thank you for your continued interest in Capital One.

On behalf of the Board of Directors, Richard D. Fairbank Chairman, Chief Executive Officer and President Capital One Financial Corporation 1680 Capital One Drive

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

McLean, Virginia 22102 (703) 720-1000

The date of this Prospectus is June 13, 2008

DESCRIPTION OF THE PLAN

PURPOSE

1.  What is the purpose of the Plan?

The primary purpose of the Plan is to provide Capital One shareholders with a convenient and economical method of investing cash dividends or making optional cash investments in additional shares of Capital One common stock, generally without payment of any processing fees or service fees in connection with such purchases. In addition, purchases of shares directly from Capital One pursuant to the Plan will provide Capital One with additional capital for general corporate purposes.

PARTICIPATION OPTIONS

2.  What options are available under the Plan?

If you are a registered holder or a beneficial owner of Capital One common stock and elect to participate in the Plan (a “Participant”), you may have cash dividends on all or a portion of your shares automatically reinvested in Capital One common stock. If you wish, you may also make optional cash investments to purchase Capital One common stock, subject to a minimum investment of $50 per month and a maximum investment of $10,000 per month. Capital One may permit greater optional cash investments. See Question 13. You may make optional cash investments even if you do not elect to reinvest dividends on shares of common stock credited to your account under the Plan.

ADVANTAGES AND DISADVANTAGES

3.  What are the advantages and disadvantages of the Plan?

The primary advantages of the Plan are:

•	You may have the cash dividends on all or a portion of your Capital One common stock automatically reinvested in additional shares of Capital One common stock.

•	You may invest in additional shares of Capital One common stock by making optional cash investments, subject to an individual minimum investment of $50 per month and an individual maximum investment of $10,000 per month.

•	Optional cash investments in excess of $10,000 per month may be made with the permission of Capital One at a discount which will be from 0% to 5%.

•	Generally, you pay no processing fees or service fees in connection with your purchases under the Plan. See Question 24.

•	Your reinvested cash dividends and optional cash investments will be fully invested because the Plan provides for fractional shares to be credited to your account. Additionally, dividends on such fractional shares, as well as whole shares held by you in certificated form or credited to your account, will be automatically reinvested in additional shares and credited to your account.

•	You will avoid cumbersome safekeeping of stock certificates for shares credited to your account and you may also deposit certificated shares, represented by stock certificates, held by you and registered in your name, thereby avoiding the need for safekeeping of certificates.

•	Periodic statements reflecting all current activity, including shares purchased and your latest Plan account balance, will simplify your recordkeeping.

The primary disadvantages of the Plan are:

•	Because the date by which the Plan administrator must receive your optional cash investment is two business days prior to the Investment Date (as defined herein) for such investments, your investments may be exposed to changes in market conditions. See Question 12.

•	The Purchase Price (as defined herein) for shares under the Plan may exceed the price of acquiring shares of Capital One common stock (including transaction costs) on the open market at any particular time on the related Investment Date. See Questions 9 and 11.

•	No interest will be paid on funds held by the administrator of the Plan pending investment. See Question 12.

ADMINISTRATION

4.  Who will administer the Plan?

The Plan will be administered by Computershare Trust Company, N.A., or such successor administrator as Capital One may designate (“Computershare” or the “Administrator”). The Administrator acts as agent for Participants, keeps records of Participants’ accounts, sends regular account statements to Participants, and performs other duties relating to the Plan. Shares purchased for each Participant under the Plan will be recorded in uncertificated form in each Participant’s account by the Administrator, unless and until a Participant requests that a stock certificate for his or her shares be issued. See Question 16. Computershare also serves as dividend disbursement agent, transfer agent, and registrar for Capital One’s common stock. Correspondence concerning the Plan should be sent to:

Computershare

Capital One Dividend Reinvestment and Stock Purchase Plan

P.O. Box 43078

Providence, Rhode Island 02940-3078

Optional cash investments of checks should be mailed to:

Computershare

Computershare Investor Services

P.O. Box 6006

Carol Stream, IL 60197-6006

or, if using overnight courier service:

Computershare

Computershare Investor Services

Mail Stop 1A

250 Royall Street

Canton, Massachusetts 02021

Please indicate Capital One and your account number in all correspondence.

For general questions about the Plan, the sale of Plan shares and issuance of stock certificates, you may contact Computershare at 1-888-985-2057 (inside the U.S. and Canada) or 1-781-575-2726 (outside the U.S. and Canada).

An automated phone system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 5:00 p.m. Eastern time each business day.

TDD: 1-800-952-9245. A telecommunications device for the hearing impaired is available.

Foreign language translation service for more than 140 languages is available.

Unless you are participating in the Plan through your bank, broker or nominee, you can obtain information about your Capital One account via the Internet on Computershare’s web site at www.computershare.com. Through Computershare’s web site, you can access your share balance, sell shares, request a stock certificate and obtain on-line forms and other information about your account. To gain access, you will be required to use a password, which is included on your dividend statement, or you can request your password by calling 1-888-985-2057. Messages sent via Computershare’s site on the Internet will be responded to promptly.

If you wish to contact the Company directly, you may write or call:

Capital One Financial Corporation

Investor Relations Department

1680 Capital One Drive

Suite 1300

McLean, Virginia 22102-3491

(703) 720-1000

PARTICIPATION

5.  Who is eligible to participate?

You may participate in the Plan if you qualify as either of the following: (a) you are a “registered holder,” i.e., a shareholder whose shares of Capital One common stock are registered in the stock transfer books of Capital One in your name or (b) you are a “beneficial owner,” a shareholder who has beneficial ownership of shares of Capital One common stock that are registered in a name other than your name (for example, in the name of a broker, bank or other nominee). Registered holders may participate in the Plan directly. If you are a beneficial owner, you must either become a registered holder by having such shares transferred into your own name or make arrangements with your broker, bank or other nominee to participate on your behalf. See Question 6.

If you hold shares with a broker, you can participate by instructing the broker to reregister some or all of the shares into your name. Simply instruct your broker to move all or some of your shares electronically through the Direct Registration System from your brokerage account to a new book-entry account at Computershare. Please contact your broker for more information. Once your broker transfers your shares into your name electronically, your Direct Registration account is automatically set up and you can participate in the Plan. You may also instruct your broker to participate in the Plan on your behalf.

Your right to participate in the Plan is not transferable to another person apart from a transfer of your underlying shares of Capital One common stock. Capital One reserves the right to exclude from participation in the Plan persons who utilize the Plan to engage in short-term trading activities which cause aberrations in the trading volume of Capital One common stock.

Shareholders who reside in jurisdictions in which it is unlawful for Capital One to permit their participation are not eligible to participate in the Plan.

ENROLLMENT

6.  How do I enroll in the Plan and become a Participant?

If you are a registered holder of Capital One common stock, you may enroll in the Plan and become a Participant by completing and signing an Enrollment Form (enclosed herein) and returning it to the Administrator at the address set forth in Question 4. An Enrollment Form and copies of the Prospectus may also be obtained at any time at your request to the Administrator at the same address. Registered holders may also enroll in the Plan through the Internet by accessing their account at www.computershare.com. If you have your shares registered in more than one name (i.e., joint tenants, trustees), all registered holders of such shares must sign the Enrollment Form exactly as their names appear on the account registration.

If you are a beneficial owner of Capital One common stock, you must either become a registered holder by having such shares transferred into your own name or instruct your broker, bank or other nominee in whose name your shares are held to participate in the Plan on your behalf.

You may enroll in the Plan at any time. Once enrolled, you remain enrolled without further action on your part until you discontinue your participation or until the Plan is terminated. See Question 20 regarding discontinuing dividend reinvestment under the Plan and Question 27 regarding termination of the Plan. However, if there is any subsequent change in the manner in which your name appears on your certificate(s), you should contact the Administrator for further instructions. If you wish to change your participation at any time, please contact the Administrator as described in Question 4.

7.  What does the Enrollment Form provide?

The Enrollment Form appoints the Administrator as your agent for purposes of the Plan. It also directs Capital One to pay dividends to the Administrator for purchase of additional shares of Capital One common stock as you elect from the three options shown on the Enrollment Form and explained below. You must place an “X” in the appropriate box to indicate your investment election. Under each of these options, you may make optional cash investments at any time. You may change your reinvestment election at any time by submitting a revised Enrollment Form to the Administrator or by accessing your account online at www.computershare.com. If you return a properly executed Enrollment Form to the Administrator without electing an investment option, you will be enrolled as having selected Full Dividend Reinvestment.

(1)  “Full Dividend Reinvestment”

This option directs the Administrator to reinvest, in accordance with the Plan, all cash dividends on all shares of Capital One common stock then or subsequently registered in your name and held by you in certificated form or credited to your account in book-entry form.

(2)  “Partial Dividends Paid in Cash”

This option directs the Administrator to pay to you, in accordance with the Plan, cash dividends on the number of shares of Capital One common stock which you designate in the appropriate space on the Enrollment Form. Dividends paid on all other shares registered in your name and credited to your account will be reinvested in accordance with the Plan.

(3)  “All Dividends Paid in Cash (No Dividend Reinvestment)”

This option directs the Administrator to send you, in accordance with the Plan, cash dividends in the usual manner on all of your shares of Capital One common stock registered in your name and credited to your account, including shares subsequently purchased through optional cash investments.

8.  When will my participation in the Plan begin?

Participation as to dividend reinvestment will commence with the next dividend Investment Date (as defined below) after receipt of the Enrollment Form, provided it is received by the Administrator by the Record Date (as defined below) for such dividend Investment Date. If the Enrollment Form is received after such Record Date, participation as to dividend reinvestment will be delayed until the following dividend Investment Date.

Participation as to optional cash investments will commence with the next Investment Date after receipt of the authorization therefor and the funds to be invested. See Question 9 to determine the applicable Record Date for dividend reinvestments and the applicable Investment Dates for dividend reinvestments and optional cash investments.

PURCHASES

9.  When will shares be purchased under the Plan?

When there is a cash dividend declared by the Board of Directors, reinvested dividends under the Plan will be used to purchase shares of Capital One common stock beginning on the dividend payment date declared by the Board of Directors or if such day is not a trading day, the first trading day immediately following such date (in such case, the “Investment Date”). The “Record Date” for such dividend payments will be the record date declared by the Board of Directors. Optional cash investments of $10,000 or less will be invested monthly, beginning on the 20th of each month, or if such day is not a trading day, the first trading day following the 20th, or, in the case of shares of Capital One common stock purchased on the open market, as soon thereafter as determined by the Administrator (in each such case, the “Investment Date”).

If Capital One approves a Request for Waiver (as defined below) for an optional cash investment of more than $10,000, then such cash investment will be used to purchase shares of Capital One common stock on one or more dates and at a Purchase Price (as defined below) calculated as specified in the Request for Waiver (in each such case, an “Investment Date”), subject to any Threshold Price (as defined below) that Capital One may set. See Questions 11 and 13 for more information on Requests for Waiver, Purchase Price and Threshold Prices.

Dividend payment dates historically have occurred on or about the 20th day of each February, May, August, and November. It is expected that the past pattern with respect to timing of dividend payment dates generally will be followed in the future if the Board of Directors elects to declare dividends in a given quarter.

There can be no assurance as to the declaration or payment of dividends, and nothing contained in the Plan obligates Capital One to declare or pay any dividends. The Plan does not represent a change in Capital One’s dividend policy or a guarantee of future dividends, which will continue to be determined by the Board of Directors based upon Capital One’s earnings, financial condition, and other factors.

10.  What is the source of shares to be purchased under the Plan?

All dividends reinvested through the Plan and all optional cash investments will be used to purchase newly issued shares directly from Capital One, “treasury shares” held by Capital One, shares through open market purchases, or a combination of the above. Newly issued shares purchased directly from Capital One will consist of authorized but unissued shares of Capital One common stock.

11.  At what price will shares be purchased?

All shares acquired directly from Capital One with reinvested dividends or optional cash investments of $10,000 or less will be acquired at a price to you (in such case, the “Purchase Price”) of the average of the daily high and low sales prices, computed up to six decimal places, if necessary, of Capital One’s common stock as reported on the New York Stock Exchange (the “Exchange”) on the Investment Date. In such case, the “Pricing Period” is the Investment Date.

Shares of Capital One common stock purchased pursuant to a Request for Waiver for optional cash investments of more than $10,000 will be acquired at a price to you (in such case, the “Purchase Price”) equal to the average of the high and low sales prices, computed up to six decimal places, if necessary, of Capital One’s common stock on the Exchange for each day during the Pricing Period on which trades are reported on the Exchange (each a “Trading Day”). The Pricing Period for optional investments made pursuant to an approved Request for Waiver will be the day or days set forth in the Request for Waiver, which may be the Investment Date or up to ten Trading Days prior to and including an Investment Date. A Request for Waiver may specify one or more Investment Dates. Shares purchased with optional cash investments of more than $10,000 pursuant to a Request for Waiver may be purchased at a discount from the Purchase Price and may be subject to a Threshold Price, as more fully described in Question 13.

All shares purchased under the Plan through open market purchases will be acquired as soon as practicable beginning on the Investment Date at a price (in such case, the “Purchase Price”) to you of the weighted average purchase price, computed up to six decimal places, if necessary, paid by the Administrator for Capital One common stock purchased by the Plan through such open market purchases. Purchases on the open market will begin on the Investment Date and will be completed no later than 30 days from such date for reinvestment of dividends and 35 days from such date for optional cash investments, except where completion at a later date is necessary or advisable under any applicable federal securities laws. Such purchases may be made on any securities exchange where such shares are traded, in the over-the-counter market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, etc. to which the Administrator may agree. Neither Capital One nor the Participant shall have any authority or power to direct the time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

While Capital One will pay all processing fees on shares purchased on the open market, for tax purposes, these fees will be considered as additional dividend income to you. These commissions, and the resulting additional dividend income, are expected to amount to less than  1/4th of 1% of the purchase price of the shares (that is, less than 25 cents per $100 invested). See Question 21.

12.  How are optional cash investments made?

        All registered holders, including brokers, banks, and other nominees with respect to shares registered in their name on behalf of a beneficial owner, who have submitted a signed Enrollment Form are eligible to make optional cash investments. A broker, bank or other nominee, as holder on behalf of a beneficial owner, may utilize an Enrollment Form for optional cash investments unless it holds the shares in the name of a securities depository.

All optional cash investments made by check should be made payable to “Computershare—Capital One” and mailed to Computershare at the address listed in Question 4. Inquiries regarding other forms of payments and all other written inquiries should be addressed to the Administrator at the address listed in Question 4.

The Administrator will apply all optional cash investments which are received at least two business days prior to the commencement of the Pricing Period for the relevant Investment Date to the purchase of shares of Capital One common stock on such Investment Date, or if shares are acquired on the open market, as soon as practicable on or after such Investment Date. NO INTEREST WILL BE EARNED ON OPTIONAL CASH INVESTMENTS HELD PENDING INVESTMENT. IF YOU HAVE ANY QUESTIONS REGARDING THE INVESTMENT DATE, YOU SHOULD CONTACT THE ADMINISTRATOR AT THE ADDRESS OR PHONE NUMBER SET FORTH IN QUESTION 4.

You should be aware that since investments under the Plan are made as of specified dates, you lose any advantage that otherwise might be available from being able to select the timing of your investment. Neither the Company nor the Administrator can assure a profit or protect against a loss on shares of Capital One common stock purchased under the Plan.

Participants who are registered owners of Capital One common stock may also make automatic monthly investments of a specified amount (not less than $50 nor more than $10,000 per month) by electronic funds transfer from a predesignated U.S. bank account. A $1.00 transaction fee will be deducted from the amount withdrawn from the account prior to each investment. To initiate automatic monthly deductions, the Participant must complete and sign a Direct Debit Authorization form and return it to Computershare together with a voided blank check or a deposit form for the account from which funds are to be drawn. Direct Debit Authorization forms may be obtained from Computershare. You may also initiate automatic monthly investments by accessing your account through the Internet at www.computershare.com. Forms will be processed and become effective as promptly as practicable; however, you should allow four to six weeks for the first investment to be initiated using the automatic investment feature.

Once automatic monthly investment is initiated, funds will be drawn from the Participant’s designated bank account on the 15th of each month (or the next banking business day if the 15th is not a banking business day) for optional cash investments of $10,000 or less. Participants may change their automatic monthly investment by completing and submitting to Computershare a new Direct Debit Authorization form or by accessing their account through the Internet at www.computershare.com. To be effective with respect to a particular Investment Date, however, the new instructions must be received by Computershare at least six business days prior to such Investment Date. Automatic deductions will continue indefinitely until you notify the Administrator in writing or through the Internet that the automatic deductions are to stop.

When corresponding with the Administrator, please be sure to include your daytime telephone number and area code.

In the event that any check, draft or electronic funds transfer a Participant may tender or order as payment to the Administrator to purchase Capital One common stock is dishonored, refused or returned, the Participant agrees that the purchased shares when credited to such Participant’s account may be sold, on the Administrator’s order without the Participant’s consent or approval, to satisfy the amount owing on the purchase. The “amount owing” will include the purchase price paid, any purchase and sale transaction fees, any brokerage commissions and the Administrator’s returned check or failed electronic payment fee of $20.00. If the sale proceeds of purchased shares are insufficient to satisfy the amount owing, the Participant authorizes the Administrator to sell additional shares then credited to the Participant’s account as necessary to cover the amount owing, without further consent or authorization from the Participant. The Administrator may sell shares to cover an amount owing as a result of a Participant’s order in any manner consistent with applicable securities laws. Any sale for that purpose in a national securities market would be commercially reasonable. The Participant grants the Administrator a security interest in all shares credited to the Participant’s account including securities subsequently acquired and held or tendered for deposit, for purposes of securing any amount owing as described in this paragraph.

13.  What limitations apply to optional cash investments?

Minimum/Maximum Limits.    Optional cash investments are subject to a $50 minimum per month, and Capital One reserves the right to refuse to accept any optional cash investment in excess of $10,000 per month from any Participant or any related or associated group of Participants. Optional cash investments of less than

$50 and that portion of any optional cash investment which exceeds the $10,000 monthly purchase limit, unless such limit has been waived, are subject to return to the Participant, without interest. Capital One reserves the right to waive such limits on optional cash investments in its sole discretion.

Request for Waiver.    Optional cash investments in excess of $10,000 per month may only be made pursuant to a written request for waiver (a “Request for Waiver”) approved by Capital One. There is no pre-established maximum limit applicable to optional cash investments that may be made pursuant to approved Requests for Waiver. Capital One expects to grant Requests for Waiver to financial intermediaries, including brokers and dealers, and other Participants from time to time. To submit an optional cash payment in excess of $10,000 for any monthly period, a Participant must submit a written Request for Waiver, specifying the proposed investment amount(s), Pricing Period(s), calculation of the Purchase Price(s) and Investment Date(s), no later than two (2) business days prior to the commencement of the requested Pricing Period(s). It is solely within Capital One’s discretion as to whether any such approval in excess of the allowable maximum amounts will be granted. In deciding whether to approve such a request, Capital One will consider relevant factors including, but not limited to (a) whether it is then selling newly issued shares of common stock and/or treasury shares or acquiring shares for the Plan through open market purchases or privately negotiated transactions, (b) Capital One’s need for additional funds, (c) the attractiveness of obtaining such funds by the sale of common stock by comparison to other sources of funds, (d) the purchase price likely to apply to any sale of common stock, (e) the Participant submitting the request, including the extent and nature of such Participant’s prior participation in the Plan, and the number of shares of Capital One common stock held of record and/or beneficially by such Participant, and (f) the aggregate amount, if any, of optional cash investments in excess of the allowable maximum amounts for which requests have been submitted by all Participants. If such requests are submitted for any monthly period for an aggregate amount in excess of the amount Capital One is willing to accept, Capital One may honor such requests in order of receipt, pro rata or by any other method which Capital One determines to be appropriate.

To obtain a Request for Waiver form, please contact Capital One at (703) 720-2218. Completed Requests for Waiver should be sent to Capital One at 1680 Capital One Drive, McLean, VA 22102, Attention: Treasurer or by facsimile to (703) 720-2165. If Capital One approves your Request for Waiver, then you must send the Administrator a copy of the written waiver approval, together with your optional cash investment in good funds, by 2:00 p.m., Eastern time, on or before the business day prior to the first day of the relevant Pricing Period described in the approved Request for Waiver.

The Plan may also be used by Capital One to raise additional capital through the sale each month of a portion of the shares available for issuance under the Plan to owners of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. These sales will be effected through Capital One’s ability to approve Requests for Waiver. To the extent shares are purchased from Capital One under the Plan, Capital One will receive additional funds for general corporate purposes. The Plan is intended for the benefit of investors in Capital One and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of Capital One common stock.

Capital One reserves the rights to modify, suspend or discontinue participation in the Plan by otherwise eligible holders or beneficial owners of Capital One common stock in order to eliminate practices which are not consistent with the purposes of the Plan.

Threshold Price.    Unless it waives its right to do so, Capital One may establish for any Investment Date a minimum price (the “Threshold Price”) for purchasing shares with optional cash investments made pursuant to written Requests for Waiver. Capital One will, at least two (2) business days prior to the commencement of the Pricing Period for an Investment Date, determine whether to establish a Threshold Price and, if a Threshold Price is established, its amount and so notify the Administrator. The determination whether to establish a Threshold Price and, if a Threshold Price is established, its amount will be made by Capital One at its discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs.

The Threshold Price for optional cash investments made pursuant to written Requests for Waiver, if established for any Investment Date, will be a stated dollar amount that the average of the high and low sales prices of Capital One’s common stock on the Exchange for each Trading Day of the relevant Pricing Period (not adjusted for discounts, if any) must equal or exceed. If the Threshold Price is not satisfied for a Trading Day in the Pricing Period, then that Trading Day and the trading prices for that day will be excluded from that Pricing Period and a pro rata portion of the Participant’s cash will be returned, without interest. Thus, for example, if an approved Request for Waiver specifies that the Pricing Period is one day (that is, the Investment Date) and the Threshold Price is not satisfied on that day, then no investment will be made and the Participant’s cash will be returned in full. Likewise, if the Threshold Price is not satisfied for two of the five Trading Days in a particular Pricing Period, then the average sales price for purchases and the amount of optional cash investments which may be invested will be based upon the remaining three Trading Days when the Threshold Price is satisfied. In such case, for each Trading Day on which the Threshold Price is not satisfied, one-fifth of the optional cash investment made by a Participant pursuant to a Request for Waiver would be returned to such Participant, without interest, as soon as practicable after the applicable Investment Date. Similarly, a pro rata portion of the Participant’s cash will be returned if there are fewer Trading Days prior to the Investment Date than are specified as the Pricing Period in the Request for Waiver or if no trades in Capital One common stock are reported on the Exchange for a Trading Day during the Pricing Period, due to a market disruption or for any other reason.

The Threshold Price concept and return procedure discussed above apply only to optional cash investments made pursuant to written Requests for Waiver. Setting a Threshold Price for an Investment Date shall not affect the setting of a Threshold Price for any subsequent Investment Date.

For any particular Investment Date, Capital One may waive its right to set a Threshold Price for optional cash investments that exceed $10,000. Neither Capital One nor the Administrator shall be required to provide any written notice to Participants as to the Threshold Price for any Investment Date. Participants, however, may ascertain whether the Threshold Price applicable to an Investment Date pursuant to a Request for Waiver has been set or waived, as applicable, by telephoning Capital One at (703) 720-2218.

Waiver Discount.    At least two (2) business days prior to the commencement of each Pricing Period, Capital One may, in its sole discretion, establish a discount from the Purchase Price applicable to optional cash investments made pursuant to written Requests for Waiver. Such discount (the “Waiver Discount”) will be between 0% and 5% of the Purchase Price and may vary for each Investment Date, but once established will apply uniformly to the full amount of all optional cash investments made pursuant to Requests for Waiver for that Investment Date. The Waiver Discount will be established in Capital One’s sole discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs. Participants may ascertain whether a Waiver Discount is applicable to an Investment Date by telephoning Capital One at (703) 720-2218. Setting a Waiver Discount for a particular Investment Date shall not affect the setting of a Waiver Discount for any subsequent Investment Date. The Waiver Discount feature discussed above applies only to optional cash investments made pursuant to written Requests for Waiver and does not apply to the reinvestment of cash dividends or optional cash investments of $10,000 or less.

14.  Under what circumstances will optional cash investments be returned?

Optional cash investments of less than $50 and that portion of any optional cash investment which exceeds the allowable maximum amount (unless the subject of a Request for Waiver that has been granted by Capital One) will be returned promptly without interest. See Question 13 regarding the minimum/maximum monthly purchase limits and the return of payments if those limits are not satisfied. In addition, the portion of any optional cash investments in excess of $10,000 pursuant to Requests for Waiver will be returned following any Investment Date on which the Threshold Price is not satisfied. See Question 13 regarding the Threshold Price and the return of such investments.

15.  What if I have more than one account?

For the purpose of the limitations discussed in Question 13, Capital One may aggregate all reinvestment dividends and optional cash investments for Participants with more than one account using the same Social Security or Taxpayer Identification Number. Participants unable to supply a Social Security or Taxpayer Identification Number may be limited by Capital One to only one account.

Also for the purpose of such limitations, all accounts which Capital One believes to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless Capital One has determined that reinvestment of dividends and optional cash investments for each such account would be consistent with the purposes of the Plan, Capital One will have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts. See Question 13.

CERTIFICATES

16.  Will certificates be issued for share purchases?

All shares purchased on behalf of a Participant through the Plan will be recorded in uncertificated form in each Participant’s account. A Participant can, however, at any time and without charge, obtain a certificate for all or part of the whole shares of common stock credited to the Participant’s Plan account by accessing his or her account through the Internet at www.computershare.com, or by writing or calling the Administrator. No certificates for fractional shares will be issued. If you request a certificate for all full shares credited to your account, a certificate will be issued for the whole shares and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the then-current market value of the shares, less any service charge and processing fees.

Receiving certificated shares from your account does not affect your dividend reinvestment option. For example, if you authorized full dividend reinvestment, cash dividends with respect to shares issued in certificate form will continue to be reinvested.

17.	May I add shares of Capital One common stock to my account by transferring stock certificates in my possession?

You also may send the Administrator your other Capital One common stock certificates for safekeeping free of charge. By making such a deposit, you will be relieved of the responsibility for loss, theft or destruction of the certificates. If you wish to deposit your Capital One common stock certificates, you must mail them along with a request to the Administrator to hold your certificates for safekeeping. The certificates should not be endorsed. You should mail the certificates to the Administrator at the address provided in Question 4. Certificates should be mailed by registered or certified mail, return receipt requested, or some other form of traceable mail, and properly insured. The Administrator will promptly send you a statement confirming each deposit of your common stock certificates.

You may withdraw shares deposited for safekeeping by accessing your account online at www.computershare.com or by making a request in writing or by telephone to the Administrator as described in Question 20. The Administrator will issue new, differently numbered certificates whenever certificates are issued to you, either upon your request or upon discontinuation of participation. Shares acquired by the reinvestment of dividends on any such withdrawn shares (and on any other shares subsequently acquired by you) will continue to be reinvested or paid out, as previously directed, unless you provide contrary written instructions or a new Enrollment Form as described in Question 7.

SALE OF SHARES

18.  Can I sell shares credited to my account?

Following receipt of written, Internet or telephone instructions from you, the Administrator will sell some or all of your shares credited to your account (including shares deposited with the Plan for safekeeping) and will remit to you a check for the proceeds of such sale, less a processing fee, service fee and any applicable taxes. The Administrator will attempt to process Participants’ orders on the day they are received, and no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading. The sale price for shares so sold will be the market price received from the sale of such shares. This procedure for selling shares may be particularly attractive to holders of small amounts of Capital One common stock, because the Plan can combine odd lots and small numbers of shares into larger blocks to be sold, and thereby take advantage of lower brokerage costs than might otherwise be available to individual Participants in the sale of their shares. All sale requests having an anticipated market value of $25,000.00 or more must be submitted in written form.

REPORTS

19.  What reports will be sent to me if I participate in the Plan?

Unless you are participating in the Plan through your broker, bank or nominee, you will receive from the Administrator a detailed statement of your account following each dividend reinvestment and account transaction. These detailed statements will show total cash dividends received, total optional cash investments received, total shares purchased (including fractional shares), price paid per share, and total shares credited to your account. These statements should be retained by you to determine your tax cost basis for shares purchased. See Question 21. If you are participating in the Plan through your broker, bank or other nominee, you should contact such party regarding a statement of your interests in the Plan.

WITHDRAWAL

20.  How may I discontinue dividend reinvestment?

You may discontinue reinvestment of cash dividends under the Plan at any time by telephone or written notice to the Administrator or by accessing your account through the Internet at www.computershare.com. If a notice to discontinue is received by the Administrator after the Record Date for a dividend payment, the Administrator, in its sole discretion, may either pay such dividend in cash or reinvest it in shares on behalf of the discontinuing Participant. If such dividend is reinvested, the Administrator may sell the shares purchased and remit the proceeds to the Participant, less any processing fee, any service fee and any applicable taxes. After processing your request to discontinue dividend reinvestment, any shares credited to your Plan account will continue to be held in book-entry form. Dividends on any shares held in book-entry form, and on any shares held in certificated form, will be paid in cash.

TAXES

21.  What are the federal income tax consequences of participating in the Plan?

The following is a summary of certain U.S. federal income tax consequences regarding the Plan. This summary is based on current law and may be affected by future legislation, Internal Revenue Service rulings and other administrative pronouncements, income tax regulations, and court decisions. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your circumstances, or if you are a type of investor who is subject to special treatment under U.S. federal income tax law (including, without limitation, insurance companies, partnerships, tax-exempt organizations, financial institutions, broker dealers, foreign corporations and persons who are not citizens or residents of the United States). You should consult with your own tax advisor regarding the specific tax consequences (including the federal, state, local, foreign and other tax consequences) of participating in the Plan, and of potential changes in applicable tax laws.

In general, the amount of cash dividends paid by Capital One will be includable in your income even though reinvested under the Plan. When your dividends are reinvested to acquire shares (including any fractional share)

directly from us, you will be treated as having received on the dividend payment date a taxable dividend in an amount equal to the fair market value of our common stock purchased for your account under the Plan. When your dividends are reinvested to acquire shares (including any fractional share) purchased in market transactions, you will be treated as having received a taxable dividend equal to the amount of cash dividends used to make those purchases, plus the amount of any brokerage fees paid by us in connection with those purchases. You should be aware that, when we pay brokerage fees on your behalf for shares purchased in market transactions, the taxable income recognized by you as a participant in the Plan will be greater than the taxable income that would have resulted solely from the receipt of the dividend in cash.

If you make optional investments that are subject to a waiver discount, you may be treated as having received an additional dividend distribution equal to the excess, if any, of the fair market value of the shares acquired on the Investment Date over the amount of your optional investment. Although the Internal Revenue Service has issued private letter rulings on plans similar to the Plan which ruled that shareholders making optional investments will not be treated as having received such dividend income if the shareholders are not also participants in the dividend reinvestment aspect of the plan, private letter rulings are not precedent and may not be relied upon by persons other than the taxpayers to which they are issued. Participants who make optional cash investments to purchase Capital One common stock subject to a waiver discount should consult with their own tax advisors regarding consequences of the investment.

We will report to you for tax purposes the dividends to be credited to your account as well as brokerage costs incurred by us on your behalf. Such information will also be furnished to the Internal Revenue Service to the extent required by law.

The tax basis of shares acquired through the reinvestment of dividends pursuant to the Plan will generally equal the amount of distributions you are treated as receiving, as described above. The tax basis of shares purchased with optional investments will be equal to the amount of those investments increased by the amount of any additional dividend that you are treated as having received as a result of a waiver discount. The tax basis of shares purchased in the open market to satisfy Plan requirements will be increased by the amount of any brokerage fees incurred by the Plan on your behalf. The holding period for shares acquired under the Plan (including any fractional share) generally will begin on the date after the date on which the shares are purchased and credited to your Plan account, regardless of the source of purchase. Consequently, shares of our common stock acquired at different times will have different holding periods.

Upon the sale of either a portion or all of your shares from the Plan, you may recognize a capital gain or loss based on the difference between the sales proceeds and the tax basis in the shares sold, including any fractional share. Such capital gain or loss will be long-term capital gain or loss if your holding period for your shares or fractional share exceeded the Internal Revenue Code’s applicable period (currently one year) at the time of disposition.

The Administrator may be required to withhold from dividends paid or proceeds from the disposition of shares the appropriate amount determined in accordance with Internal Revenue Code and applicable Treasury Regulations. Plan participants who are not United States persons for U.S. federal income tax purposes generally are subject to a withholding tax on dividends that are reinvested in the Plan. In addition, Plan participants may be subject to certain backup withholding on dividends reinvested in the Plan and proceeds from the disposition of the shares, unless the Plan participant provides us or the Administrator with a correct taxpayer identification number and otherwise complies with applicable certification requirements (e.g., completing an IRS form W-9 or other applicable IRS form which can be obtained from the Administrator) and we have been informed by the Internal Revenue Service that the participant is subject to backup withholding. If you are subject to withholding taxes, we will withhold the required taxes from the gross dividends and from the proceeds from the sale of shares. The dividends and proceeds received by you, or dividends reinvested on your behalf, will be net of the required taxes.

OTHER PROVISIONS

22.  What happens if I sell or transfer shares of stock or acquire additional shares of stock?

If you have elected the “Full Dividend Reinvestment” option under the Plan and subsequently sell or transfer all or any part of the shares registered in your name (either held in certificated form or credited to your account), automatic reinvestment will continue as long as there are shares registered in your name or until discontinuation of dividend reinvestment. Similarly, if you have elected the “Full Dividend Reinvestment” option under the Plan and subsequently acquire additional shares, dividends paid on such shares will automatically be reinvested until discontinuation of dividend reinvestment. If you have elected the “Partial Dividends Paid in Cash” option and subsequently acquire additional shares, dividends paid on such shares will be automatically reinvested under the Plan. See Question 7.

23.  How will my shares be voted?

In connection with the exercise of shareholder voting rights, you will receive a proxy card representing any shares you hold and/or any full shares credited to your account. All such shares will be voted as designated by you on the proxy card. If you do not vote by proxy or in person, then your shares will not be voted.

24.  Who pays the expenses of the Plan?

There are no processing fees or service fees on newly issued shares or treasury shares purchased from Capital One for your account. Processing fees include the applicable brokerage commissions that the Administrator is required to pay. Processing fees on shares purchased on the open market for your account will be paid by Capital One and, for tax purposes, these commissions will be considered as additional dividend income to you. All costs of administering the Plan will be paid by Capital One. If you elect to make optional cash investments through automatic monthly deductions from a U.S. bank account, you will have a $1.00 service fee deducted from the amount withdrawn prior to each investment. If you elect to sell shares credited to your account, you will incur a service fee of $15.00 per sale and a processing fee of $0.12 per share sold.

25.  What are the responsibilities of Capital One or the Administrator under the Plan?

Neither Capital One nor the Administrator will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of a failure to cease dividend reinvestment for your account upon your death or adjudicated incompetence prior to the receipt of notice in writing of such death or adjudicated incompetence, the prices at which shares are purchased or sold for your account, the times when purchases or sales are made or fluctuations in the market value of Capital One’s common stock. Neither Capital One nor the Administrator has any duties, responsibilities or liabilities except those expressly set forth in the Plan. The Plan does not limit your right to sue under the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934.

YOU SHOULD RECOGNIZE THAT CAPITAL ONE CANNOT ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON SHARES YOU PURCHASED UNDER THE PLAN.

26.  What happens if Capital One issues a stock dividend or declares a stock split?

Any common stock distributed by Capital One as a result of a stock dividend or a stock split on shares credited to your account or held by you in certificated form will be credited to your account. All whole shares of Capital One common stock carry an attached right to purchase, in certain circumstances, shares of Capital One preferred stock. In the event that Capital One makes available to holders of its common stock rights to purchase additional shares of common stock or other securities, you will receive such rights based upon the total number of whole shares registered in your name and credited to your account.

27.  May the Plan be changed or terminated?

While the Plan is intended to continue indefinitely, Capital One reserves the right to amend, modify, suspend or terminate the Plan at any time. You will be notified in writing of any modifications made to the Plan.

USE OF PROCEEDS

The proceeds to Capital One from the issuance of shares of common stock pursuant to the Plan will be used for general corporate purposes.

INDEMNIFICATION UNDER THE SECURITIES ACT

Except in limited circumstances, Capital One is required by provisions in its Restated Certificate of Incorporation to indemnify its directors and officers against liability incurred by them as a result of their service in those capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Capital One pursuant to the foregoing provisions, Capital One has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMMON STOCK DIVIDENDS AND PRICE RANGE

Capital One has paid cash dividends on its common stock for each full quarter since the common stock became publicly held on November 22, 1994. Such dividends were paid in the following quarterly amounts per share for the last year:

2007
Second Quarter	$0.02667
Third Quarter	$0.02667
Fourth Quarter	$0.02667
2008
First Quarter	$0.37500

The following table shows the high and low sales prices of the common stock during the past three years as reported on the New York Stock Exchange’s composite tape by The Wall Street Journal.

Year	High	Low
2005
First Quarter	74.710	73.680
Second Quarter	80.520	78.350
Third Quarter	79.850	78.840
Fourth Quarter	86.690	85.910
2006
First Quarter	81.790	80.360
Second Quarter	87.110	85.450
Third Quarter	80.680	78.550
Fourth Quarter	78.200	76.800
2007
First Quarter	82.170	74.000
Second Quarter	82.630	70.240
Third Quarter	82.250	66.300
Fourth Quarter	73.590	50.05
2008
First Quarter	59.290	41.100

The last reported sales price of the common stock on the Exchange on June 12, 2008 was $43.56 per share.

The price of common stock varies over time and neither the price of the common stock nor the dividends paid upon the common stock are guaranteed by any governmental authority or otherwise.

LEGAL MATTERS

Certain legal matters with regard to the common stock have been passed upon by McGuire Woods LLP, Richmond, Virginia.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on form 10-K for the year ended December 31, 2007 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This Prospectus is part of a Registration Statement Capital One has filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 with respect to the shares of common stock being offered by this Prospectus (the “Registration Statement”). The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about Capital One and Capital One’s common stock. The Commission’s rules and regulations allow us to omit certain information included in the Registration Statement from this Prospectus. The Registration Statement may be inspected by anyone without charge at the Commission’s principal office at 100 F Street, N.E., Washington, D.C. 20549.

In addition, Capital One files reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room at rates determined by the Commission. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330.

You can also inspect reports, proxy statements and other information that Capital One has filed electronically with the Commission at the Commission’s web site at http://www.sec.gov and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Commission allows companies to “incorporate by reference” information into this Prospectus. This means that Capital One can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded by information that is included directly in this document.

This Prospectus incorporates by reference the documents listed below that Capital One has previously filed with the Commission only to the extent that the information contained therein is deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934. They contain important information about Capital One and its financial condition.

Company Filings	Period

Annual Report on Form 10-K	Year ended December, 31, 2007

Quarterly Reports on Form 10-Q or Form 10-Q/A	Quarter ended March 31, 2008

Current Reports on Form 8-K or Form 8-K/A	Filed:
January 10, 2008
January 23, 2008
February 5, 2008
February 5, 2008
February 5, 2008
April 17, 2008
April 29, 2008
Proxy	March 28, 2008

Description of the Company’s Common Stock on Amendment No. 1 to Form 8-A	Dated October 17, 1994

Description of the Company’s Preferred Stock purchase rights on Form 8-A	Dated November 16, 1995

Capital One also incorporates by reference additional documents that it may file with the Commission after the date of this Prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference are available from Capital One without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus. You can obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from Capital One at the following address:

Capital One Financial Corporation

Investor Relations Department

1680 Capital One Drive

Suite 1300

McLean, Virginia 22102-3491

Telephone: (703) 720-1000

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different information.

We are not offering the Company’s common stock in any state where the offer is not permitted.

7,500,000 Shares

Common Stock

($0.01 Par Value)

PROSPECTUS

DIVIDEND REINVESTMENT

AND STOCK PURCHASE PLAN

June 13, 2008